UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SSA Global Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

78465P108
(CUSIP Number)

Gregory M. Giangiordano
Senior Vice President, General Counsel and Secretary
Magellan Holdings, Inc.
13560 Morris Road, Suite 4100
Alpharetta, GA 30004
Telephone:  (678) 319-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Magellan Holding, Inc. (I.R.S. Employer Identification Number 20-259-7366)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
None

	8.	SHARED VOTING POWER
58,939,776 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER
None

	10.	SHARED DISPOSITIVE POWER
None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,939,776 Shares of Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.1%

14.	Type of Reporting Person
CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SSA Global Technologies, Inc., a Delaware corporation (“SSA”). The principal executive offices of SSA are located at 500 W. Madison, Suite 2200, Chicago, Illinois 60661.

Item 2. Identity and Background.

This Statement is filed by Magellan Holdings, Inc., a Delaware corporation (“Magellan”). Magellan’s principal business address is 13560 Morris Road, Suite 4100, Alpharetta, Georgia 30004. Magellan, together with its subsidiaries, provides enterprise software products and services in areas such as supply chain planning, relationship management, demand management, ERP, warehouse management, marketing-drive distribution, and business intelligence. The following are the directors and executive officers of Magellan: C. James Schaper, Director, President, Chief Executive Officer and Chairman of the Board; Robin Pederson, Executive Vice President, Business Unit Operations; Kenneth A. Sexton, Chief Financial Officer; Kevin Samuelson, Vice President, Mergers & Acquisitions; Thomas Lynch, Chief Technology Officer and Senior Vice President, Corporate Marketing; Mark Henry, Vice President of Taxation, Treasury and Risk Management; and Gregory M. Giangiordano, Senior Vice President, General Counsel and Secretary. All of the individuals named in this Item 2 are United States citizens.

During the last five years, neither Magellan, nor, to Magellan’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SSA and Magellan have entered into a definitive Agreement and Plan of Merger, dated as of May 14, 2006 (the “Merger Agreement”) for SSA to be acquired in an all-cash transaction valued at $19.50 per share of Common Stock. The total transaction value is approximately $1.36 billion. As an inducement for Magellan to enter into the Merger Agreement with SSA, and in consideration thereof, certain stockholders of SSA affiliated with Cerberus Capital Management, L.P. and General Atlantic LLC entered into Voting Agreements, dated as of May, 14, 2006, with Magellan (the “Voting Agreements”). The names of such stockholders and number of shares of common stock owned by each is set forth in Exhibits 99.2 and 99.3. Such stockholders (collectively, the “Voting Holders”) hold 58,939,776 shares of Common Stock.

Magellan did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the Voting Agreements are filed as Exhibits 99.1 through 99.3, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Magellan’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Magellan (“Merger Sub”) with and into SSA. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $19.50 in cash.

The Merger Agreement has been approved by the board of directors of each of SSA and Magellan. The transaction is subject to approval by the holders of a majority in interest of SSA’s outstanding Common Stock. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the third quarter of 2006.

Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Voting Holders, the beneficial owners of 58,939,776 shares of Common Stock, which represents approximately 84.1% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of SSA owned of record or beneficially by each such shareholder: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger, (ii) any Acquisition Proposal (as such term is defined in the Merger Agreement) from any party other than Magellan or an affiliate of Magellan as contemplated by the Merger Agreement, (iii) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of SSA or any of its subsidiaries (other than in connection with the Merger), (iv) any amendment of SSA’s certificate of incorporation or by-laws, and (v) any dissolution, liquidation or winding up of SSA.

In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreements or any right or interest therein (“Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreements (other than the proxy contemplated in Section 3 of the Voting Agreements); or (d) deposit any of the shares subject to the Voting Agreements into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreements, except a Transfer by a Voting Holder to an Affiliate (as such term is defined in the Merger Agreement) of such shares, or any interest or right therein, subject to such Affiliate executing a counterpart to the Voting Agreement and granting a proxy to Magellan in form substantially identical to that set forth in Section 3 of the Voting Agreements and agreeing in writing to hold such shares, or such interest or right therein, subject to the terms and conditions of the Voting Agreements. The Voting Agreements expire on the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreements is to enable Magellan and SSA to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation. The officers of Merger Sub immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.

At the effective time of the Merger, the certificate of incorporation and by-laws of SSA shall be amended as set forth in Section 2.1 of the Merger Agreement.

If the Merger is consummated as planned, Magellan anticipates that SSA will become a wholly owned subsidiary of Magellan and that Magellan will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, neither Magellan nor, to Magellan’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Magellan reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Magellan may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 58,939,776 shares of Common Stock, which represents approximately 84.1% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Magellan is not entitled to any rights of a stockholder of SSA. Magellan does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, neither Magellan nor, to Magellan’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreements, to the knowledge of Magellan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of SSA, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated May 14, 2006, by and among SSA Global Technologies, Inc., Globetrot Merger Sub, Inc., and Magellan Holdings, Inc.

99.2.

Voting Agreement, dated May 14, 2006, by and among Magellan Holdings, Inc., Globetrot Merger Sub, Inc., and certain stockholders of SSA Global Technologies, Inc. affiliated with Cerberus Capital Management, L.P.

99.3.	Voting Agreement, dated May 14, 2006, by and among Magellan Holdings, Inc., Globetrot Merger Sub, Inc., and certain stockholders of SSA Global Technologies, Inc. affiliated with General Atlantic LLC

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2006

Magellan Holdings, Inc.

By: /s/ Gregory M. Giangiordano
Name: Gregory M. Giangiordano
Title: Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated May 14, 2006, by and among SSA Global Technologies, Inc., Globetrot Merger Sub, Inc., and Magellan Holdings, Inc.

99.2.

Voting Agreement, dated May 14, 2006, by and among Magellan Holdings, Inc., Globetrot Merger Sub, Inc., and certain stockholders of SSA Global Technologies, Inc. affiliated with Cerberus Capital Management, L.P.

99.3.	Voting Agreement, dated May 14, 2006, by and among Magellan Holdings, Inc., Globetrot Merger Sub, Inc., and certain stockholders of SSA Global Technologies, Inc. affiliated with General Atlantic LLC